Exhibit 99.1

ReneSola Ltd Announces Results of Annual General Meeting

JIASHAN, China, September 21, 2012 – ReneSola Ltd (NYSE: SOL) (“ReneSola” or the “Company”), a leading global manufacturer of solar photovoltaic (“PV”) modules and wafers, today announced that all shareholder resolutions proposed at the Company’s 2012 annual general meeting held today were duly passed. Specifically, the shareholders passed resolutions approving:

1.	the Company’s financial statements for the year ended December 31, 2011, together with the reports of the auditors thereon;

2.	the re-election of Mr. Yuncai Wu as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company's Articles of Association; and

3.	the re-appointment of Deloitte Touche Tohmatsu CPA Ltd. as auditors of the Company to hold office until the conclusion of the next General Meeting.

About ReneSola

Founded in 2005, ReneSola (NYSE:SOL) is a leading global manufacturer of high-efficiency solar PV modules and wafers. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, Greece, Spain, China and Australia. For more information, please visit http://www.renesola.com/.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung

ReneSola Ltd

Tel: +86-573-8473-9011

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: sol@ogilvy.com